U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202
July 25, 2023
VIA EDGAR TRANSMISSION
Ms. Emily Rowland
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Rockefeller US Small Cap Core Fund (S000080973)
Dear Ms. Rowland,
The purpose of this letter is to respond to additional oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on July 24, 2023 regarding the Trust’s Post-Effective Amendment No. 834 (“PEA No. 834”) to its registration statement, filed on behalf of its proposed new series, Rockefeller US Small Cap Core Fund (the “Fund”). PEA No. 834 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on May 5, 2023 for the purpose of registering the Fund as a new series of the Trust. A summary of the Staff’s comments, along with the Trust’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 834.
The Trust’s responses to your comments are as follows:
Prospectus – Summary Section – Principal Investment Strategies
1.Staff Comment: In all places where it is stated that the Fund invests at least 80% of its net assets (including borrowing for investment purposes) in equity securities of U.S. small capitalization companies, please replace the word “including” with the word “plus.”
Response: The Trust responds by making the requested revision.
2.Staff Comment: The Principal Investment Strategies states: “With respect to 20% of the Fund’s net assets, the Adviser may invest in companies with market capitalizations below or above this market capitalization range where it determines the opportunity is consistent with the Fund’s investment objective.” Please replace the phrase “this market capitalization range” with “the Russell 2000® Index.”
Response: The Trust responds by making the requested revision.
3.Staff Comment: The Principal Investment Strategies states: “The Fund may add to positions that exceed the range so long as 80% of the Fund’s net assets are invested in small capitalization companies at the time.” Please replace the phrase “the range” with “the Russell 2000® Index.”
Response: The Trust responds by making the requested revision.

4.Staff Comment: Please revise the following sentence in Principal Investment Strategies as follows: “The Fund has the ability to invest up to 20% of its net assets in equity securities of foreign companies, including ADRs and GDRs.”
Response: The Trust responds by making the requested revision.
5.Staff Comment: Please revise the response to Comment 24. It appears as if the Trust is stating that ADRs and GDRs are part of the Fund’s 80% policy. It is the Staff’s position that ADRs and GDRs are not considered to be U.S. securities.
Response: The Trust responds by making the following revision:
24. Staff Comment: The Principal Investment Strategies states: “Equity securities include common stocks, preferred stocks, rights, depositary receipts such as American Depository Receipts (“ADRs”) and interests in other collective schemes, including exchange-traded funds (“ETFs”) that invest in equity securities.” Please delete the reference to ADRs as it should not be part of the Fund’s 80% policy.
Updated Response: The Trust responds by clarifying that ADRs and GDRs are not part of the Fund’s 80% policy, and the updated disclosure reflects the fact that ADRs and GDRs may be invested in only outside the 80% policy.
6.Staff Comment: If significant investments are expected in emerging market countries, please add disclosure in the strategy and a corresponding risk.
Response: The Trust responds by confirming that it is not expecting significant investments in emerging market countries.
7.Staff Comment: In Item 9, REITs are included as a principal risk, yet there is no disclosure about REITs in the Principal Investment Strategies. If REITs are a principal strategy, please revise the following sentence in Principal Investment Strategies as follows: “Equity securities include common stocks, preferred stocks, rights, ~~and~~ depositary receipts such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), and REITs.”
Response: The Trust responds by making the requested revision.
8.Staff Comment: There is a “Sector Risk” included in Item 9. Please add corresponding disclosure in Item 4.
Response: The Trust responds by making the requested revision.

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If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ Jennifer A. Lima
Jennifer A. Lima
Acting Principal Executive Officer
Trust for Professional Managers
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